BlissDivorce

Main Street | Technology | Software | Legal | Family

Reach a divorce agreement without the time, cost and frustration of attorneys

BLISSDIVORCE.COM LOS ALTOS CALIFORNIA


BlissDivorce™
Resolution Technologies, Inc.



We've been through divorces. We've seen friends and family members go through divorces. The only people who win are the attorneys. We want to reduce the pain and time involved in divorce, preserve family wealth and help people move on with their lives.

Scott Seidewitz Founder/CEO @ BlissDivorce

Why you may want to support us...

1. Exceptional Team — Headed by C-suite legal tech exec, celebrity attorney & successful entrepreneurs
2. Successful Fundraising — $625K already raised; looking for $245K more for MVP
3. Large Stable Market — 1.1M divorces, $28B per year
4. Unmet Needs — High dissatisfaction with excessive cost, lengthy time, and high conflict of attorneys
5. Disruptive Tech — AI-based dispute resolution resolves disagreements even in contentious divorces
6. Major Benefits - Get divorced 10 months faster and for $20K less vs. attorneys
7. COVID Increases Opportunity — Divorces spiking, virtual services in demand, disposable income down
8. High Growth Potential — Market share of just 5% in top 25 US states = $160M annual revenue

WE'VE RAISED $625,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Scott Seidewitz

Founder/CEO

Entrepreneur and new products expert who has helped companies generate 100's of millions in new revenue

in



Sheila Tan

Founder/Chair

Former CMO of LegalZoom and Align Technology (Invisalign); led product innovation and delivered significant top line growth at both companies

in



Randall Kessler

Founder/Spokesperson

High profile attorney representing athletes & celebrities, past chair of the Family Law Section of the American Bar Assn., regular contributor on CNN, CourtTV and other media outlets

in



Dan Hirsch

CTO/Head of Product Development

Ph.D. in computer science who has managed multi-functional teams of 100+ at McAfee/Intel and successfully guided agile product development for startups

in

In the news

Trial by Zoom: We Have Begun a New Era | Daily Report

Making objections was much easier and more dignified. The students raised "Objection Paddles" to the screen. Much more polite than yelling "objection!" I imagine there will soon be a litigation package for Zoom

April 27, 2020 @ law.com

Kessler Notes Divorces Ramp Up

The jokes are viral: "Mexico had its first coronavirus related death. A man was stuck at home with his wife for 10 days, so he killed himself." While morbid and perhaps in bad taste, but as in most comedy, there is an

March 29, 2020 @ atlantajewishtimes.timesofisrael.com



Randy Kessler on HLN 11 11 18

Randy Kessler on HLN 11 11 18

November 13, 2018 @ youtube.com

Downloads

- BlissDivorce New Deck 2020-06-20.pdf
- BlissDivorce Concept Test Results REV.pdf

Reach a Divorce Agreement Without the Time, Cost and Frustration of Attorneys

The best way for two people to reach an agreement is to work it out between themselves. But this can be hard to do in a divorce, when emotions run high and spouses are not getting along. So they hire opposing attorneys, which results in an expensive, drawn-out, painful process.

BlissDivorce has created a better approach. Using AI-based online dispute resolution technology, we guide couples through a convenient process to reach an agreement and move on with their lives without the time, cost, and frustration of attorneys—even in a contentious divorce in which spouses are not getting along. With a huge market and experienced leadership team, BlissDivorce is poised to deliver significant revenue and social impact.

Divorce is expensive and complicated...

In most divorces, spouses hire opposing attorneys. This results in a high-conflict process that is not only detrimental to a family's wellbeing, but also to their finances. One study found that divorces, on average, wipe out 70% of a family's wealth.



And extremely painful.

It's not surprising this system leads to high dissatisfaction and pain. In 40+ in-depth interviews, people consistently told us about four pain points during the divorce process:

- It's too expensive – average costs of $15-30K are a huge hit on most families' savings.

- It takes too long – 11-17 months, on average, and sometimes longer if it goes to court.

- Confusing process – It's difficult to figure out on your own, and attorneys don't spend much time explaining things. People feel helpless going through the process.

- Difficult to reach agreement – It's difficult to agree on things even when you're getting along. It's even harder in the emotionally charged situation of most divorces, where there is conflict between spouses.


High Cost
$25K average attorney fees
Confusing Process
Leading to feelings of frustration and helplessness
Pain Points
Lengthy Time
11-17 mos. when attorneys involved
Hard to Reach Agreement
Especially when spouses not getting along

At DivorceBliss, we have a new vision

Our new vision for the divorce experience: two spouses are empowered to create the best agreement for <u>them</u>, even if they're not getting along. Our driving principle is that the best people to work out a divorce agreement are the spouses themselves.



We developed breakthrough innovations

To bring this vision to life, we've developed three key innovations:

- **Affordable, transparent pricing** – Average selling price of $3,000 is a huge savings vs. attorneys. Proprietary algorithm predicts the cost if you go to an attorney, demonstrating the enormous savings of using BlissDivorce.



Your BlissSavings
Estimated based on the unique circumstances of your divorce.
Attorney Fee for your case*
$18,200 - $21,800
(plus filing fees)
No BlissSavings
VS
BlissDivorce Fee for your case
$2,950
(plus filing fees)
Your BlissSavings $15,250 - $18,850
*Estimated in your state and county

- **Personalized, guided experience** – Spouses guided through a step-by-step process that dramatically reduces time—from 11-17 months to 1-2 months. We tailor the experience to the user's emotional state and offer support services along the way (e.g. name change, online counseling, establishing credit).



Your Personalized, Step-by-Step Divorce Process
Your Modules

- **Disputes identified and resolved through the platform** – We've developed the next generation of online dispute resolution (ODR) tools to empower couples to work out their differences, even in a contentious divorce. Current ODR is highly effective at resolving monetary disputes of up to $5 million. We've adapted this technology to resolve the relational disputes that arise in a divorce, like what to do with the home and what the child custody and visitation agreement should be. Our patented tools will be honed and improved over time using machine learning.



Option Rankings
Congratulations, John accepted your offer!
You have resolved 4 of 6 issues!
TAKE A BREAK
CONTINUE

We're investing to build trust

While BlissDivorce is a fully online experience, we provide a variety of human support when users need it:

- Customer Support Coaches available 24/7 to help with the process

- Ask an Attorney – click to instantly chat or talk by phone with an attorney (fee per 15 min)

- Virtual Mediators to work out any final areas of disagreement

- Optional attorney review of final agreement (additional charge)


Customer Support Coaches – Available 24/7
MONEY BACK
100%
GUARANTEE
100% refund if a lawyer negotiates a settlement you like better

These human backstops will help build trust and confidence, as will our 100% money-back guarantee. If an attorney negotiates an agreement you like better, you get a full refund. This shows our confidence in our product at low risk—few people will go to the expense of taking us up on this.

Strong Appeal

We tested BlissDivorce with 265 people getting or recently divorced (90% confidence) using a state-of-the-art research methodology called concept testing. The results were exceptional:

- *48% said they would definitely use BlissDivorce*. Another 35% said they probably would use BlissDivorce.

- These scores received a *top quintile ranking* (highest possible) compared to 50+ similarly priced legal tech and fintech products.

- There was a *high willingness to pay*—interest in BlissDivorce dropped little from $1,500 all the way up to a $5,000 price.


Excitement From Consumers
Concept Test of 265 people planning to divorce or recently divorced (90% confidence)
Interest in BlissDivorce
48%
35%
17%
Definitely Would Use
Probably Would Use
Unlikely to Use

Accelerated Path to Market

With COVID-19, virtual services are in demand, disposable income is down and divorces are expected to spike due to lockdowns. To capitalize on these conditions we are speeding to market with BlissDivorce Virtual Mediation, our MVP. Set to launch this summer, BlissDivorce Virtual Mediation will deliver our full value proposition by using human mediators instead of ODR tools to work out disagreements. This not only gets us to market fast, but gives a pathway to develop our full DIY product.



Product Roadmap to maximize opportunity
May 2019
Summer 2020
Early 2021
Bootstrap Product Development
Add Modules & ODR Tools
Market Expansion
Prototype
MVP
BlissDivorce
Virtual Mediation
DIY Product w/ ODR
BlissDivorce

Strong, Experienced Team

Finally, we have a truly exceptional leadership team working to bring BlissDivorce to market:



Sheila Tan
Founder/Advisor
Former CMO at LegalZoom and Invisalign, senior marketing roles at Intuit and P&G
Randy Kessler
Founder/Spokesperson
Past Chair, Family Law Section of American Bar Assn and regular on CNN and CourtTV
Scott Seidewitz
Founder/CEO
Successful entrepreneur, MIT grad, consumer insights and new products expert
Product Mgmt Team (Silicon Valley)
Dan Hirsch
Founder/CTO
Ph.D. Computer Science with 20+ years at Intel, McAfee, two startups
Engineering & UX Team (Argentina)

Our high-powered advisory team includes top online dispute resolution thought leaders:



Online Dispute Resolution (ODR) Advisors
Jorden Woods
• 3-time successful Silicon Valley entrepreneur
• >$150 million in venture and angel funding raised
• Published author and frequent speaker
Leah Wing
• Director, National Center for Technology & Dispute Resolution
• ODR thought leader and award-winning author
Vikki Rogers
• ODR thought leader in commercial law
• Former Director of Institute of International Commercial Law at Pace Law School
Scott MacDonell
• Former VP-Customer Acquisition at LegalZoom
• Co-founder of two active startups, including legal tech
Jin Ho Verdonschot
• ODR thought leader
• Developed early applications of ODR to divorce and family law in the EU
Carlos Areces
• Professor of Computational Logic, National University of Cordoba, Argentina
• Former Tinker Visiting Professor at Stanford

A Huge Opportunity

With a huge market of 1.1 million divorces every year in the U.S., we have a big opportunity at even modest share levels. Just a 5% market share in the 25 largest U.S. states results in $160M annual revenue. We believe there is potentially a multi-billion dollar growth opportunity by expanding into other markets (EU) and applying our ODR technology to other legal verticals.



Total Revenue
(Transaction + Affiliate + Add-On + Subscription)
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
Low
Medium
High
$238,000,000 (7.5% share)
$159,800,000 (5% share)
$78,300,000 (2.5% share)
$121,800,000
$82,400,000
$43,100,000
$57,800,000
$39,700,000
$25,000,000
$11,300,000
$6,200,000
$1,400,000
Year 1
375 cases
LA Co. Only
Year 2
1,700 Cases
California
Year 3
6,900 cases
CA + 4 states
Year 4
12,000 cases
CA + 10 states
Year 5
22,000 Cases
CA + 24 states

Note: above info contains forward-looking projections which cannot be guaranteed.

BlissDivorce is one of those rare opportunities to not only build a large, disruptive business, but also help reduce the pain and financial hardship so many families go through as a result of divorce. We hope you'll join us in the exciting and important venture.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Using patented AI-based online dispute resolution (ODR) technology, BlissDivorce guides couples through a convenient online process to reach a divorce agreement and move on with their lives without the time, cost and frustration of attorneys. By empowering couples, even those in a contentious divorce, to resolve disagreements with our ODR tools, we are the first online platform able to compete directly with the dominant market player: divorce lawyers.

Where will your company be in 5 years?

In 5 years, we want redefine divorce. Instead of hiring opposing attorneys, which increases conflict and stress, divorcing couples can use our ODR tools to work out the best agreement for them--even in a contentious divorce. We believe this will establish a strong business to build from: just 5% share of the 25 largest U.S. states generates $160M in revenue. We believe there is a multi-billion $ opportunity in other markets (EU) and by applying our ODR technology to other legal verticals.

Why did you choose this idea?

We've been through divorces. We've seen friends and family members go through divorces. The only people who win are the attorneys. We want to reduce the pain and time involved in divorce, preserve family wealth and help people move on with their lives.

Why is this a good idea, right now?

Getting divorced is unnecessarily expensive, time-consuming and traumatic. So there was already a strong need for disruption in the divorce market before the COVID-19 situation. The world created by COVID-19 only makes the need for BlissDivorce greater: divorces are spiking, disposable income is down and virtual services are in high demand. More than ever, families are in need of an alternative to the pain and exorbitant costs of the current system.

Why wasn't this been done before?

Reaching an agreement is a difficult proposition in the majority of divorces, in which spouses are not getting along. Even when spouses are getting along, it can be hard to work out issues like what to do with the home and child custody. Until now there hasn't been a technology that could work out these disagreements, so the only choice was to turn to attorneys. That's why BlissDivorce developed new online dispute resolution tools, to resolve the relational disputes that arise in a divorce. Using our patented tools, couples in even a contentious divorce can work out their disagreements without the time, cost and frustration of attorneys.

How big is the market?

In the U.S. there are 1.1 million divorces every year, resulting in a $28B market. There are about an additional 900K divorces every year in the EU. With Gen-X'ers and Millennials accounting for more than 80% of divorces, and growing, the market is increasingly receptive to an effective online solution. COVID-19 only increases the need for an affordable online solution.

How far along are you?

We are one to two months from going to market with our MVP, BlissDivorce Virtual Mediation. By combining a limited version of our online platform with human mediators to work out disagreements (using video conferences), our MVP will deliver our full value proposition of reducing the time, cost and trauma of getting divorced. It also provides a clear pathway to launching our full DIY BlissDivorce product: every one or two months we will add an additional module to our platform, and mediators will provide a testing lab to perfect our ODR tools.

What's your biggest obstacle?

Our biggest obstacle is that while we have strong data demonstrating the market potential of BlissDivorce, we don't yet have formal market traction data. Our market potential data comes from a Concept Test we conducted with 265 people planning to divorce or recently divorced (90% confidence). Concept Testing is the methodology major companies use with more confidence than test markets to assess new product ideas. Results for BlissDivorce were phenomenal: 48% of respondents said they definitely would use BlissDivorce, and another 35% said they probably would. These results indicate high likelihood of in-market success.

Based on these results, we are confident in the market potential of BlissDivorce. However, Seed and Series A funders usually want in-market traction data. We will generate this market traction data with our MVP, BlissDivorce Virtual Mediation, which is launching this summer. The priority for WeFunder investments will be to support launching and marketing our MVP.

Who are your competitors?

Divorce lawyers still dominate the market. At the high-end, celebrity attorneys handle high-income and highly complex divorces. They account for about 5% of the market. At the low-end, form-fill websites and discounted attorney packages prepare the paperwork for simple divorces if spouses can agree to a settlement on their own. This is about 25% of the market. The rest of the market—70%—is served by divorce lawyers who charge an average of $15-30K, take months and months to resolve a case, and operate in an oppositional, high-conflict system. Because of our patented dispute resolution tools, BlissDivorce will be the first online platform able to compete with divorce lawyers for the vast majority of cases.

How will you make money?

Getting divorced is not a one-time transaction; it's a life-changing event. Our revenue streams are designed to help couples through these changes in their lives:
- Transaction Fee - Average price of $3,000 for using BlissDivorce (the fee varies based on how many of our nine modules a divorce requires)
- Optional Services - Users have the option of chatting or speaking live with an attorney, charged per 15 min, and can have their divorce settlement reviewed by an attorney for a flat fee.
- Ecosystem of Support Services - Support services, such as name change, virtual counseling, establishing credit, online dating and Realtor referrals, are offered based on the needs of individual users. These generate affiliate referral revenue to BlissDivorce.
- Post-Divorce Subscription - Includes a co-parenting app, encrypted document storage and modifications, pre-nups and an online community. At $9.99 per month this will not only generate annuity income, but also the opportunity to continue to market our ecosystem of support services.

What would you do with the money you raise?

Money raised from WeFunder will first go to launching and supporting our MVP, BlissDivorce Virtual Mediation. This will allow us to not only meet the increased need for affordable virtual divorce services as a result of COVID-19, but also generate the market traction data needed to raise Seed and Series A funds. Secondarily, money raised will go to continuing to program the modules and ODR tools for our full DIY BlissDivorce product, to be launched in 2021.